As filed with the Securities and Exchange Commission on June 25, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.

(Name of Subject Company (Issuer))

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

153436100

(CUSIP Number of Class of Securities)

John Millette

Secretary

The Central Europe, Russia and Turkey Fund, Inc.

c/o Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

(617) 295-2572

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Crawshaw, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
Deutsche Closed-End Funds (800) 349-4281 or
00-800-2287-2750 from outside the U.S.

The Central Europe, Russia and Turkey Fund, Inc. Announces Commencement of Tender

Offer

NEW YORK, NY June 25, 2015 — The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) (the “Fund” or “CEE”) announced the commencement of a self-tender offer on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to stockholders commencing today.

The Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day that the New York Stock Exchange is open for trading. The tender offer will terminate at 5:00 p.m. Eastern Time on July 24, 2015, unless extended. If more than 5% of the Fund’s issued and outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering stockholders on a pro rata basis.

The Fund’s offer is being made in accordance with its discount management program adopted in July 2014. This program provides for one contingent tender offer during the period from August 1, 2014 through July 31, 2015, which is to be conducted by the Fund if its shares trade at an average discount to NAV of more than 10% during the applicable fifteen-week measurement period, as the Fund’s shares did in the measurement period that commenced on January 12, 2015 and ended on April 24, 2015.

The Fund’s tender offer referred to in this announcement will be made only by the Fund’s Offer to Repurchase and the related Letter of Transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.

For more information on the tender offer, please contact the Fund’s information agent, AST Fund Solutions, LLC at (800) 884-4725.

For more information on CEE, including its most recent month-end performance, visit www.deutschefunds.com or call (800) 349-4281 or 00-800-2287-2750 from outside the U.S.

Important Information

The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey. Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Fund’s discount management program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as currency fluctuations, political and economic changes, market risk, government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, the Fund focuses its investments in certain geographic regions, thereby increasing its vulnerability to developments in those regions and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as the Fund, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

The European Union, the United States and other countries have imposed sanctions on Russia as a result of the Russian military intervention in the Ukraine. These sanctions have adversely affected Russian individuals, issuers and the Russian economy, and Russia, in turn, has imposed sanctions targeting Western individuals, businesses and products, including food products. The various sanctions have adversely affected, and may continue to adversely affect, not only the Russian economy, but also the economies of many countries in Europe, including in Central Europe. Potential developments in the Ukraine, and the continuation of current sanctions or the imposition of additional sanctions may materially adversely affect the value or liquidity of the Fund’s portfolio.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an Offer to Repurchase, a Letter of Transmittal, and other related documents. Stockholders of the Fund should read the Offer to Repurchase and the tender offer statement on Schedule TO, the Letter of Transmittal and related exhibits, as they contain important information about the Fund’s tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov or from the Fund’s information agent, AST Fund Solutions, LLC, at (800) 884-4725.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services. (R-38277-2 6/15)